25 November 2025 Mesoblast Limited (MSB) Results of Annual General Meeting Held 25 November 2025 In accordance with ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001 (Cth), we advise details of the resolutions and the proxies received in respect of each resolution as per the attached report. All resolutions were passed and decided by way of a poll. Release authorized by the Chief Executive. Yours faithfully Niva Sivakumar Company Secretary

MUFG

RESULT OF ANNUAL GENERAL MEETING (ASX REPORT)

MUFG Corporate Markets
A division of MUFG Pension & Market Services

# MESOBLAST LIMITED

ANNUAL GENERAL MEETING
Tuesday, 25 November, 2025

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

| Resolution Voted on at the meeting | | | Proxy Votes (as at proxy close) | | | | Total votes cast in the poll (where applicable) | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| No | Short Description | Strike Y/N/NA | For | Against | Discretionary (OpenVotes) | Abstain | For | Against | Abstain ** | Result |
| 02 | ADOPTION OF THE REMUNERATION REPORT | N | 228,003,296<br>81.54% | 50,190,380<br>17.95% | 1,426,865<br>0.51% | 301,389,849 | 236,675,321<br>82.50% | 50,190,380<br>17.50% | 302,513,965 | Carried |
| 03A | ELECTION OF DR GREGORY GEORGE AS DIRECTOR | NA | 655,501,887<br>99.39% | 2,732,230<br>0.41% | 1,318,112<br>0.20% | 1,039,581 | 665,189,275<br>99.59% | 2,732,230<br>0.41% | 1,039,581 | Carried |
| 03B | ELECTION OF MS LYN COBLEY AS DIRECTOR | NA | 656,594,745<br>99.57% | 1,515,543<br>0.23% | 1,326,392<br>0.20% | 1,155,130 | 666,290,413<br>99.77% | 1,515,543<br>0.23% | 1,155,130 | Carried |
| 04A | RE-ELECTION OF MS JANE BELL AM AS DIRECTOR | NA | 621,369,475<br>94.38% | 35,588,869<br>5.41% | 1,430,612<br>0.22% | 2,202,854 | 630,463,353<br>94.66% | 35,588,869<br>5.34% | 2,908,864 | Carried |
| 04B | RE-ELECTION OF DR ERIC ROSE AS DIRECTOR | NA | 628,454,437<br>95.45% | 28,571,476<br>4.34% | 1,418,937<br>0.22% | 2,146,960 | 638,152,650<br>95.70% | 28,661,476<br>4.30% | 2,146,960 | Carried |
| 05A | APPROVAL OF PROPOSED ISSUE OF OPTIONS TO DR GREGORY GEORGE | NA | 246,343,812<br>76.48% | 74,407,529<br>23.10% | 1,347,937<br>0.42% | 258,911,112 | 256,059,525<br>77.48% | 74,409,029<br>22.52% | 258,911,112 | Carried |
| 05B | APPROVAL OF PROPOSED ISSUE OF OPTIONS TO MS LYN COBLEY | NA | 245,745,690<br>76.40% | 74,593,641<br>23.19% | 1,314,437<br>0.41% | 259,356,622 | 254,448,413<br>77.10% | 75,574,631<br>22.90% | 259,356,622 | Carried |
| 06A | APPROVAL OF PROPOSED ISSUE OF OPTIONS TO DR SILVIU ITESCU IN CONNECTION WITH HIS LONG-TERM INCENTIVE REMUNERATION FOR THE 2025/2026 FINANCIAL YEAR | NA | 269,356,164<br>83.76% | 50,924,628<br>15.83% | 1,317,177<br>0.41% | 259,412,421 | 276,840,181<br>83.90% | 53,125,064<br>16.10% | 259,414,421 | Carried |

Printed: 25/11/2025 12:05:06 PM

This report was produced from the MUFG Pension & Market Services Meeting System

Page 1 of 3

MUFG

RESULT OF ANNUAL GENERAL MEETING (ASX REPORT)

MUFG Corporate Markets
A division of MUFG Pension & Market Services

# MESOBLAST LIMITED

ANNUAL GENERAL MEETING
Tuesday, 25 November, 2025

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

| Resolution Voted on at the meeting | | | Proxy Votes (as at proxy close) | | | | Total votes cast in the poll (where applicable) | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| No | Short Description | Strike Y/N/NA | For | Against | Discretionary (OpenVotes) | Abstain | For | Against | Abstain ** | Result |
| 06B | APPROVAL OF PROPOSED ISSUE OF OPTIONS TO DR SILVIU ITESCU IN CONNECTION WITH HIS SHORT-TERM INCENTIVE REMUNERATION FOR THE 2024/2025 FINANCIAL YEAR | NA | 301,904,811<br>93.81% | 18,575,071<br>5.77% | 1,339,427<br>0.42% | 259,191,081 | 309,413,078<br>93.71% | 20,775,507<br>6.29% | 259,191,081 | Carried |
| 07 | APPROVAL OF PROPOSED ISSUE OF OPTIONS TO CHIEF MEDICAL OFFICER, DR ERIC ROSE IN CONNECTION WITH HIS LONG-TERM INCENTIVE REMUNERATION FOR THE 2025/2026 FINANCIAL YEAR | NA | 269,185,640<br>84.01% | 49,936,436<br>15.58% | 1,314,177<br>0.41% | 260,574,137 | 276,411,107<br>84.07% | 52,394,422<br>15.93% | 260,574,137 | Carried |
| 08 | APPROVAL OF PROPOSED ISSUE OF OPTIONS TO DIRECTOR, DR PHILIP KRAUSE IN CONNECTION WITH HIS CONSULTANCY FEES FOR THE 2025/2026 FINANCIAL YEAR | NA | 274,646,416<br>85.65% | 44,688,672<br>13.94% | 1,317,645<br>0.41% | 260,357,657 | 283,869,856<br>86.28% | 45,150,153<br>13.72% | 260,359,657 | Carried |
| 09 | APPROVAL OF EMPLOYEE SHARE OPTION PLAN FOR THE PURPOSES OF LISTING RULE 7.2 (EXCEPTION 13) | NA | 251,666,575<br>78.39% | 67,597,371<br>21.06% | 1,765,437<br>0.55% | 259,877,479 | 260,637,297<br>79.32% | 67,966,181<br>20.68% | 259,877,479 | Carried |
| 10A | APPROVAL OF PROPOSED ISSUE OF CONVERTIBLE NOTES AND WARRANTS TO DR GREGORY GEORGE | NA | 398,240,412<br>99.05% | 2,483,656<br>0.62% | 1,326,214<br>0.33% | 258,541,528 | 407,828,472<br>99.37% | 2,591,086<br>0.63% | 258,541,528 | Carried |
| 10B | APPROVAL OF PROPOSED ISSUE OF CONVERTIBLE NOTES AND WARRANTS TO COVA HOLDINGS LP | NA | 396,255,427<br>98.97% | 2,715,425<br>0.68% | 1,414,177<br>0.35% | 260,206,781 | 405,931,450<br>99.31% | 2,822,855<br>0.69% | 260,206,781 | Carried |

Printed: 25/11/2025 12:05:06 PM

This report was produced from the MUFG Pension & Market Services Meeting System

Page 2 of 3

MUFG

RESULT OF ANNUAL GENERAL MEETING (ASX REPORT)

MUFG Corporate Markets
A division of MUFG Pension & Market Services

# MESOBLAST LIMITED

ANNUAL GENERAL MEETING
Tuesday, 25 November, 2025

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

| Resolution Voted on at the meeting | | | Proxy Votes (as at proxy close) | | | | Total votes cast in the poll (where applicable) | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| No | Short Description | Strike Y/N/NA | For | Against | Discretionary (OpenVotes) | Abstain | For | Against | Abstain ** | Result |
| 11 | APPROVAL OF PREVIOUS ISSUES OF SECURITIES | NA | 350,342,149<br>98.95% | 2,413,435<br>0.68% | 1,315,710<br>0.37% | 306,520,516 | 358,795,589<br>99.30% | 2,520,865<br>0.70% | 307,644,632 | Carried |

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

Printed: 25/11/2025 12:05:06 PM

This report was produced from the MUFG Pension & Market Services Meeting System

Page 3 of 3